SECURIT



06001802

JAN 24 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____11/27/04_____ AND ENDING _____11/25/05_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
_____
(No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Favia   (212) 902-1710
_____
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
                        (Name - if individual, state last, first, middle name)

300 Madison Avenue   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 13 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/16/06



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Member of
Goldman Sachs Financial Markets, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Goldman Sachs Financial Markets, L.P. (the "Firm") for the year ended November 25, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-12(k) and 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-12(k), in the following:

1. Making the periodic computations of net capital under Rule 17a-12(a)(i) Appendix F; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two



of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-12(k) and 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at November 25, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(k) and 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 20, 2006

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

**Statement
of
Financial Condition
as of November 25, 2005**

PRICEWATERHOUSECOOPERS 🏛

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. (the "Firm") at November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 20, 2006

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION

As of November 25, 2005
(in thousands)

Assets

Cash	$ 4,049
Receivables from clearing broker	3,163,238
Receivables from customers	699,939
Securities purchased under agreements to resell	76,655
Financial instruments owned, at fair value	3,888,447
Financial instruments owned and pledged as collateral, at fair value	2,274,973
Total financial instruments owned, at fair value	6,163,420
Other assets	30,067
Total assets	$ 10,137,368

Liabilities and Partners' Capital

Unsecured short-term borrowings	$ 1,299,668
Payables to clearing broker	9,946
Payables to customers	1,135
Securities loaned	2,807,736
Financial instruments sold, but not yet purchased, at fair value	5,363,806
Other liabilities and accrued expenses	87,262
	9,569,553
Commitments, contingencies and guarantees	
Subordinated borrowings	365,000
Partners' capital	202,815
Total liabilities and partners' capital	$ 10,137,368

The accompanying notes are an integral part of
this statement of financial condition.

Note 1. Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a Securities and Exchange Commission registered U.S. broker-dealer, is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

Note 2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition includes the accounts of the firm and the results of transactions with affiliated entities. These are primarily securities and financing transactions.

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the provision for potential losses that may arise from litigation, regulatory proceedings, and tax audits. Although, these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2005 refer to the firm's fiscal year ended or the date, as the context requires, November 25, 2005.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell, principally U.S. government obligations, represent short-term collateralized financing transactions with an affiliate and are carried in the statement of financial condition at their contractual amounts plus accrued interest. The firm receives securities purchased under agreements to resell, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities loaned are recorded based on the amount of cash collateral received and are transacted with an affiliate. These transactions are generally collateralized by cash. The firm makes delivery of the securities loaned, monitors the market value of these securities, and delivers or obtains additional collateral as appropriate.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the statement of financial condition on a trade date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into two categories – cash (i.e., nonderivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The types of instruments valued in this manner include listed equities.

Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies.

- **Derivative Contracts.** Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

  At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model value to market transactions. When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

  Where the firm cannot verify all of the significant model inputs to observable market data and verify the model value to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

  Following day one, the firm adjusts the inputs to its valuation models only to the extent that changes in these inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

In general, transfers of financial assets are accounted for as sales under Statement of Financial Account Standards (SFAS) No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as collateralized financing arrangements.

Income Taxes

The firm elected to be treated as a corporation for tax purposes, and consequently, is subject to U.S. federal, state and local taxes.

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. The firm's tax liabilities are presented as a component of "Other liabilities and accrued expenses" in the statement of financial condition. At November 2005, the firm had a payable of $60.87 million to Group Inc. for its income taxes.

Note 3. Related Parties

Service Agreement

The firm entered into an agreement with Goldman, Sachs & Co. (GS&Co.), a U.S. registered broker dealer and an affiliate. GS&Co. provides all sales, marketing, and operational and administrative support services required by the firm to conduct its business as an OTC derivative dealer.

Clearing Arrangements

"Receivables from clearing broker" in the statement of financial condition includes $118.58 million primarily related to margin for futures contracts posted with GS&Co. and $3.02 billion and $22.31 million resulting from a clearing arrangement with GS&Co. and Goldman Sachs International (GSI), a registered U.K. broker dealer and an affiliate, respectively. All listed options and equities held by the firm are cleared on the appropriate exchange by GS&Co. and GSI, or their clearing agents.

Margin posted by Group Inc. on behalf of the firm

The firm entered into an agreement with GS&Co. and Group Inc., whereby Group Inc. guarantees and meets the firm's margin requirement to GS&Co. as required under Regulation T. As of November 2005, Group Inc. posted approximately $3.2 billion of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post the required margin, the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Subordinated Borrowings

As of November 2005, the firm borrowed $100 million from Group Inc. under a subordinated loan agreement, which matures on May 31, 2009. In addition, the firm has a $440 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2009. As of November 2005, $265 million was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Securities Loaned and Securities Purchased under Agreements to Resell

As of November 2005, the firm had $2,807.74 million of securities loaned to GS&Co. The firm also has a tri-party reverse repurchase agreement with GS&Co. for $76.65 million as of November 2005.

Note 4. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions and meet financing objectives. These instruments can be either executed on an exchange, through an affiliate, or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, entail an obligation to purchase a financial instrument at a future date. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following chart sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in thousands):

| | November 2005 | |
	Assets	Liabilities
Equities	$ 4,294,826	$ 3,410,043
Derivative contracts	1,868,594	1,953,763
Total	$ 6,163,420	$ 5,363,806

Credit Concentrations

Credit concentrations may arise from trading activities and may be impacted by changes in economic, industry or political factors. As of November 2005, the firm did not have credit concentration exposure with any counterparty that exceeded 25% of the firm's Tentative Net Capital.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards or options contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The firm's derivative transactions are entered into for trading purposes, in order to facilitate customer transactions, to take on positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in thousands):

| | November 2005 | |
	Assets	Liabilities
Forward contracts	$ 2,712	$ -
Swap agreements	3,044	39,823
Option contracts	1,862,838	1,913,940
	$ 1,868,594	$ 1,953,763
Balances with affiliates, included above	$4,519	$105,409

Secured Borrowing and Lending Transactions

The firm obtains secured short-term financing principally through the use of securities lending agreements, conducted with affiliates, to finance inventory positions and meet customers' needs. In these transactions, the firm receives cash in exchange for equity securities.

The firm obtains securities as collateral principally through the use of resale agreements, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to enter into securities lending or derivative transactions, or to cover short positions. As of November 2005, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $1,101.81 million, of which the firm sold or repledged $650.25 million.

Note 5. Short-Term Borrowings

The firm obtains short-term financing from Group Inc., and from certain derivatives transactions on an unsecured basis. Amounts borrowed under this short-term financing from Group Inc. bears interest at floating rates of interest based on prevailing market rates. The carrying value of the short-term borrowings approximates fair value.

Note 6. Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others." Such derivative contracts include written equity put options. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. Accordingly, the firm has not included such contracts in the table below.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2005 (in millions):

| | Carrying Value | Maximum Payout/Notional Amount by Period of Expiration[2] | | | | |
		2006	2007-2008	2009-2010	2011-Thereafter	Total
Derivatives [1] [3]	$ (49)	$ 7,064	$ 1,293	$ 17	$ 0	$ 8,374

[1] The carrying value of $49 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.
[2] Such amounts do not represent anticipated losses in connection with these contracts.
[3] Excludes derivative contracts with affiliates.

Note 7. Net Capital Requirement

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of November 2005, the firm had regulatory net capital, as defined, of $440.10 million, which exceeded the amount required by $420.10 million.